

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Jeffrey Church
Chief Financial Officer
Imunon, Inc.
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

> **Re: Imunon, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-15911**

Dear Jeffrey Church:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences